Stradley Ronon

Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120 www.stradley.com

Shawn A. Hendricks

shendricks@stradley.com

215.564.8778

1933 Act Rule 485(a)

1933 Act File No. 333-170750

1940 Act File No. 811-22497

June 30, 2023

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:       Strategy Shares (the “Registrant”)

File Nos. 333-170750 and 811-22497

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith, for filing via the EDGAR system, Post-Effective Amendment Nos. 122/125 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”).

The Registrant is filing this Amendment to change the name, investment objective and investment strategies of the Strategy Shares Newfound/ReSolve Robust Momentum ET (to be renamed the Return Stacked® Balanced Allocation & Robust Momentum ETF) (the “Fund”) and to reflect corresponding updates to the Funds’ principal investment strategies, principal risks and certain other related changes.

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the Staff on the Amendment; (ii) updating certain information contained in the prospectus and statement of additional information relating to the Fund; and (iii) filing relevant exhibits relating to the Fund.

The Amendment relates only to the Fund and does not affect the prospectuses and statements of additional information of the Registrant’s other series.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Michael P. O’Hare at 215.564.8198.

Very truly yours,

-/s/ Shawn A. Hendricks

Shawn A. Hendricks